Exhibit 99.3

SIGMA LITHIUM REPORTS 1Q25 RESULTS:

STRONG MARGINS, COST OUTPERFORMANCE AND PRODUCTION ABOVE TARGET

HIGHLIGHTS

•	Reported net income of $4.7 million or $0.04 per share.

•	Strong margins in 1Q25: reflecting profitability and operational efficiency.
o	Cash gross margin of 35%.
o	EBITDA Margin of 21%.
o	Adjusted EBITDA margin of 24%.

•	Achieved on target quarterly production of lithium concentrate in 1Q25:
o	Production volumes of over 68,300t, 26% increase y/y, and
o	Sales volumes of over 61,500t, 17% increase y/y.

•	Achieved better than target quarterly costs:
o	CIF China cash operating costs of $458/t in 1Q25, 8% below target of $500/t.
o	All-in sustaining cash costs (AISC) totaled $622/t in 1Q25, 6% below target of $660/t.

•	Maintains 100% uncommitted production: unlocking significant financing potential:

o	Prepayment and offtake agreements are standard in the lithium industry.
o	Represents untapped funding from customers seeking secure, long-term supply.
o	Could provide financial flexibility to complement the BNDES reimbursement schedule, supporting the further construction of Plant 2.

•	Advanced Plant 2 construction, with long-lead equipment orders to be placed shortly, first deliveries expected in 3Q25, and commissioning planned for end of 4Q25.

Presentation Currency

The Company changed its presentation currency to the U.S. dollar, effective January 1, 2025. As a result, all financial information in this release, the earnings presentation, financial statements and Management’s Discussion and Analysis (MD&A) for the three-month period ended March 31, 2025, is presented in U.S. dollars, unless otherwise indicated. The Company’s functional currency remains the Brazilian Real.

Conference Call Information

The Company will hold a conference call to discuss its financial results for the first quarter of 2025 at 8:00 a.m. ET on Thursday, May 15, 2025. To register for the call, please proceed through the following link Register here (https://mzgroup.zoom.us/webinar/register/WN_o58TIHEBSXSVaGd4enZMqQ#/registration).

São Paulo, Brazil. May 14, 2025. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, reports its results for the first quarter ended March 31, 2025.

Ana Cabral, Co-Chairperson and CEO, commented: “We reported our first net income this quarter and delivered both production volumes and costs in line with our targets. Our disciplined approach to cost management has driven strong margin performance. With our operations in Brazil strategically positioned, we have remained largely insulated from the broader effects of global trade measures. We continue to prioritize cash generation while responsibly advancing the construction of Plant 2, which is expected to deliver significant economies of scale and increased sales volumes. These initiatives reinforce our long-term resilience and support our strategic goals.”

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The CEO added, “As we prepare for a significant ramp-up in production, offtake and prepayment agreement options are standard industry practices that the Company has not yet employed. To date, 100% of our current and future production remains uncommitted. Any capital secured through such agreements would complement the BNDES reimbursement schedule, helping fund the construction of Plant 2 while also extending our debt maturities and reducing our cost of capital”.

Table 1. Summary of Key Operational and Financial Metrics

Production and Sales	Unit	1Q25	1Q24	Var. Y/Y(%)	4Q24	Var. Q/Q(%)
Production Volumes	tonnes	68,308	54,168	26%	77,034	-11%
Sales Volumes	tonnes	61,584	52,857	17%	73,900	-17%
Average grade of shipped product	% of Li2O	5.0	5.4	-6%	5.2	-4%
COGS	$/t	556	631	-12%	434	28%
Operating Cash Cost at Plant Gate (2)	$/t	349	397	-12%	318	10%
Operating Cash Cost CIF China (2)	$/t	458	551	-17%	427	7%
All-in Sustaining Cash Cost (2)	$/t	622	774	-20%	592	5%
Financial Performance	Unit	1Q25	1Q24	Var. Y/Y(%)	4Q24	Var. Q/Q(%)
Sales Revenue(3)	$ 000s	47,673	37,202	28%	47,336	1%
COGS	$ 000s	(34,218)	(28,642)	19%	(32,079)	7%
Cash Gross Profit	$ 000s	16,675	4,855	243%	19,693	-15%
Average Revenue per Tonne (3)	$/t	774	704	10%	641	21%
EBITDA(4)	$ 000s	10,010	3,089	224%	9,734	3%
Stock-based compensation	$ 000s	1,416	2,266	-37%	2,525	-44%
Adjusted EBITDA(4)	$ 000s	11,426	5,356	113%	12,259	-7%
Net Income	$ 000s	4,728	(6,909)	168%	(8,541)	155%
Cash and Cash Equivalents, at the end of the respective period	$ 000s	31,111	108,191	-71%	45,918	-32%

Revenues and Production

Sigma Lithium reported revenues of $47.7 million for 1Q25, representing a 28% year-on-year increase and a slight improvement over 4Q24 revenues, despite lower sales volumes in the quarter. Sales volumes totaled 61,584 tonnes in 1Q25, up 17% from 1Q24 but down 17% compared to 4Q24, primarily due to the timing of the accounting cutoff, which deferred a portion of shipments beyond the quarter-end.

The Company reported production volumes of 68,308 tonnes in 1Q25, slightly higher than quarter production target of 67,500 tonnes, and 26% higher compared to 1Q24. The Company expects its FY25 production to reach 270,000 tonnes.

Costs

The Company reported a cost of sales of $34.2 million for 1Q25, reflecting a 19% increase compared to 1Q24 and a 7% increase compared to 4Q24. On a per-tonne basis, the cost of sales averaged $556 per tonne of product sold, which represents a 3% increase year-over-year and a 28% increase from 4Q24. The year-on-year rise was primarily driven by higher production volumes, partially offset by lower operating costs. The increase from 4Q24 was mainly attributed to:

•	Lower production volumes by 11% during 1Q25, which resulted in a higher operating cash cost per tonne;
•	Higher freight and distribution costs, as CIF ocean freight costs for the last two shipments made in 4Q24 were recognized in 1Q25; and

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•	The allocation of stock-based compensation for operating personnel to operating costs, which began in 2025. Prior to 2025, all stock-based compensation was allocated to SG&A expenses.[1]

Despite the increase in cost of sales in 1Q25, the Company’s operating cash costs remain among the lowest in the industry, with CIF China cash operating costs averaging $458/t. This represents a 7% increase from $427/t in 4Q24, driven by lower production volume, and remains 9% below the 2025 cost target of $500/t.

Despite an 11% decrease in production volume in 1Q25 compared to 4Q24, all-in sustaining cost (AISC) increased by only approximately 5% to an average of $622/t, remaining below the full-year target of $660/t. While lower production was the main driver of the increase, the Company’s ongoing efforts to optimize cost components within AISC partially offset the impact of lower production volume.

Cash Operating Margin(2), Adjusted EBITDA(4) and Adjusted EBITDA Margin(4)

Sigma Lithium reported cash gross profit of $16.7 million, representing cash gross margin of 35% for 1Q25, lower than 42% reported for 4Q24. The decrease in cash gross margin is primarily driven by higher cost of sales, as outlined above.

For the first quarter of 2025, EBITDA totaled $10.0 million, representing a 21% EBITDA margin, an increase of more than three times compared to the first quarter of 2024. Adjusted EBITDA, which excludes non-cash stock-based compensation, totaled $11.4 million, reflecting a 24% Adjusted EBITDA margin, more than double the level reported in 1Q24.

Net Income

Sigma Lithium reported net income of $4.7 million, or $0.04 per share, for 1Q25, representing its first quarterly profit since commencing production. This milestone reflects the Company’s continued progress in scaling production, maintaining disciplined cost control, and delivering strong operational and financial performance.

Balance Sheet & Liquidity

As of March 31, 2025, the Company’s cash and cash equivalents totaled $31.1 million, representing a 32% decrease from $45.9 million as of December 31, 2024. The main uses of cash during 1Q25 were:

•	Capital expenditures of $4.8 million;
•	Increase in working capital of $9.0 million, mainly due to higher accounts receivable ($14.7 million) and inventories ($3.4 million) at period-end, as payment for a quarter-end deal was settled in early 2Q25; and
•	Repayment of short-term debt of $10.2 million.

The Company reduced its short-term trade finance by approximately $10 million in 1Q25, bringing the balance to $51.1 million as of March 31, 2025. The total amount of short and long-term debts (net of accrued interest) was $165.3 million as of March 31, 2025. The net interest paid in 1Q25 totaled $1.1 million or approximately $17/t of quarterly production.

The Company is evaluating potential long-term prepayment and offtake agreements, in line with standard industry practices. To date, it has maintained full commercial flexibility, with 100% of its production uncommitted. Any agreements executed would form part of the Company’s strategy to optimize its capital structure and support Phase 2 funding alongside BNDES reimbursements.

Operational and Phase 2 Expansion Updates

In 2025, the Company continued its process optimization initiatives at the current Greentech plant, focusing on improving ultrafines screening efficiency and stabilizing the DMS cyclones, efforts that contributed to higher recoveries in the plant’s production process. As part of the 2Q25 maintenance plan, the operations team will upgrade the thickener module to enhance processed water filtration and recovery, thereby further contributing to the overall efficiency of the plant.

______________________

1 Starting January 1, 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses. Prior to 2025, these costs were reported under general and administrative expenses.

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In the second half of May, the scheduled crusher module maintenance will involve replacing the current screens with newly designed screens, which are expected to enhance the overall quality and reliability of the crusher module, reducing the maintenance time and costs going forward.

During the first quarter of 2025, the Company continued civil works at the Plant 2 site, with approximately 200 workers engaged in construction activities. Having completed procurement and contractual negotiations, the Company expects to place orders for long-lead items in the coming months, with initial deliveries beginning in 3Q25, followed by the assembly of mechanical structures.

Qualified Person Disclosure

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium Director of Geology.

Mr. Zan has verified the technical data disclosed in this news release not related to the current mineral resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing Quintuple Zero Green Lithium: net-zero carbon lithium made with zero dirty power, zero potable water, zero toxic chemicals, and zero tailings dams.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/)

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Irina Axenova, Vice President Investor Relations

irina.axenova@sigmalithium.com.br

Phone: +55 11 2985 0089

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Financial Tables

The unaudited condensed interim consolidated financial statements for the periods ended March 31, 2025 and 2024 were reviewed by the Company's independent auditor in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

Figure 1: Consolidated Statements of Income (Loss) Summary

Consolidated Statements of Income (Loss)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
($000s)
Revenue	47,673	37,202
Cost of goods sold & distribution	(34,217)	(28,642)
Gross profit	13,456	8,560
Sales expense	(205)	(861)
G&A expense	(4,759)	(4,363)
Stock-based compensation (1)	(805)	(2,266)
ESG and other operating expenses	(896)	(1,400)
EBIT	6,791	(329)
Financial income and (expenses), net	(5,447)	(4,190)
Non-cash FX & other income (expenses), net	8,384	(2,860)
Income (loss) before taxes	9,728	(7,380)
Income taxes and social contribution	(5,000)	471
Net Income (loss) for the period	4,728	(6,909)
Weighted average number of common shares outstanding	111,271	110,752
Earnings per share	$0.04	$(0.06)

(1)   Excluding stock-based compensation allocated to operating costs. Starting January 1, 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses. Prior to 2025, these costs were reported under general and administrative expenses.

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Figure 2: Consolidated Statements of Financial Position Summary

Consolidated Statements of Financial Position	As of March 31, 2025	As of December 31, 2024
($000s)
Assets
Cash and cash equivalents	31,111	45,918
Trade accounts receivable	27,035	11,583
Inventories	21,232	16,140
Other current assets	21,208	19,129
Total current assets	100,585	92,771
Property, plant and equipment	152,533	141,025
Other non-current assets	98,815	93,322
Total Assets	351,934	327,118
Liabilities & Shareholder Equity
Financing and export prepayment	55,786	61,596
Suppliers & accounts payable	41,289	32,627
Other current liabilities	20,248	14,548
Total current liabilities	117,323	108,771
Financing and export prepayment	112,880	112,003
Other non-current liabilities	14,736	14,004
Total non-current liabilities	127,617	126,007

Total shareholders' equity	106,994	92,340

Total Liabilities & Shareholders' Equity	351,934	327,118

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Figure 3: Cash Flow Statement Summary

Consolidated Statements of Cash Flows	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
($000s)
Operating Activities
Net income (loss) for the period	4,728	(6,909)
Adjustments, including FX movements	3,203	15,198
Interest payment on loans and leases	(1,149)	(11,392)
Adjustments to income (loss) for the period	2,054	3,806
Change in working capital	(8,968)	(8,369)
Net Cash from Operating Activities	(2,186)	(11,472)
Investing Activities
Purchase of PPE	(3,454)	(3,976)
Addition to exploration and evaluation assets	(296)	(1,748)
Other	(1,043)	(40)
Net Cash from Investing Activities	(4,793)	(5,764)
Financing Activities
Proceeds of loans, net	(10,193)	79,273
Other	(579)	(663)
Net Cash from Financing Activities	(10,772)	78,610
Effect of FX	2,944	(1,767)
Net (decrease) increase in cash	(14,807)	59,607
Cash & Equivalents, Beg of Period	45,918	48,584
Cash & Equivalents, End of Period	31,111	108,191

Footnotes & Reconciliations:

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-IFRS operating performance measures such as unit operating costs, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin. These non-IFRS financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with IFRS.  The non-IFRS financial measures presented by the Company may be different from non-GAAP/IFRS financial measures presented by other companies. Specifically, the Company believes the non-IFRS information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results. The presentation of these non-U.S. GAAP/IFRS financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP/IFRS.  A reconciliation of these financial measures to IFRS results is included herein.

1. Cash unit operating costs include mining, processing, and site based general and administration costs. It is calculated on an incurred basis, credits for any capitalised mine waste development costs, and it excludes depreciation, depletion and amortization of mine and processing associated activities. When reported on an FOB basis, this metric includes road freight, and port related charges. When reported on a CIF basis it includes ocean freight, insurance and royalty costs. Royalty costs include a 2% government royalty and a 1% private royalty.

For CIF operating cost analysis purposes, the Company uses the ocean freight costs of products that sailed during the reporting period. However, for accounting purposes, and therefore in this quarter’s reported cost of good sold and revenues, ocean freight is treated as a service provided to a customer and is recognized when the product is delivered.

Cash unit all-in sustaining cost includes unit CIF China cash operating cost, SG&A, maintenance capex and financial expenses.

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Cash-Cost to Cost of Sales Reconciliation	1Q25	4Q24
($ per tonne)

Operating Cash Cost at Plant Gate	349	318
Freight to Port & Warehouse	51	49
CIF Freight & Distribution Cost	36	42
Royalties	22	17
Operating Cash Cost CIF China	458	427
Freight Accounting Adjustments	23	(16)
D&A expenses	46	51
Inventory and Other Accounting Adjustments	28	(28)
Cost of Sales (COGS)	556	434

2. Cash operating profit represents revenue less cost of sales (COGS), excluding depreciation and amortization (D&A) expenses. Cash operating margin is cash operating profit divided by total revenue for the period.

3. Average revenue per tonne is calculated as total revenue for the period divided by total sales volume in tonnes. Average COGS per tonne is calculated as total cost of sales (COGS) for the period divided by total sales volume in tonnes.

4. Adjusted EBITDA is a measure of the Company's recurring core earnings profile. It is calculated as revenue minus cash operating and selling expenses. The calculation excludes non-cash items such as depreciation and amortization (D&A) and stock-based compensation expenses. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenue for the period.

EBITDA	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
($000s)
Revenues	47,673	37,202
Cost of goods sold & distribution	(34,217)	(28,642)
Gross Profit	13,456	8,560
Sales expenses	(205)	(861)
G&A expense	(4,759)	(4,363)
Stock-based compensation	(805)	(2,266)
ESG & other operating expenses, net	(896)	(1,400)
EBIT	6,791	(329)
Depreciation & Amortization	3,219	3,419
EBITDA	10,010	3,089
EBITDA (%)	21%	8%
Stock-based compensation (1)	1,416	2,266
Adjusted Cash EBITDA	11,426	5,355
Adjusted EBITDA (%)	24%	14%

(1)   Total amount of stock-based compensation. Starting January 1, 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses. Prior to 2025, these costs were reported under general and administrative expenses.

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